GLIDELOGIC CORP.

21/1 Erkindik Ave, ste. 187

Bishkek, Kyrgyzstan 720000

Tel.  (786) 708-6089

September 21, 2021

Mr. Edwin Kim

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Glidelogic Corp.

       Amendment No. 3 to Registration Statement on Form S-1

       Filed August 24, 2021

       File No. 333-254750

Dear Mr. Kim,

GLIDELOGIC CORP. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 4 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's request, dated September 3, 2021 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 filed with the Commission on August 24, 2021.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's requests as follows (the term “our” or “we” as used herein refers to the Company):

Amendment No. 3 to Form S-1

Description of Business, page 22

1. You disclose that you "plan to develop the first prototype be September 1, 2021." Please revise your disclosure to discuss the updated status of the prototype.

Response: We revised our disclosure about prototype status.

2. Please provide an updated auditor's consent.

Response: We have filed updated auditor’s consent as an Exhibit 23.1

Please direct any further comments or questions you may have to the company at glidelogic@yandex.com

Thank you.

Sincerely,

/S/ Daniella Strygina

Daniella Strygina, President